Exhibit 99.1

monday.com Ltd.
6 Yitzhak Sadeh St.
Tel Aviv-Yafo 6777506, Israel
June 21, 2022
Dear Shareholder,

You are cordially invited to attend the Annual General Meeting (the “Meeting”) of the shareholders of monday.com Ltd. (the “Company”), to be held at 6:00 p.m., Israel time, on July 28, 2022, at the Company’s offices at 6 Yitzhak Sadeh St., Tel Aviv, Israel.

The Company’s notice of the Meeting and the proxy statement (“Proxy Statement”) appearing on the following pages, describe in detail the matter to be acted upon at the Meeting.

Only shareholders who held shares at the close of business on June 27, 2022, are entitled to notice of, and to vote at, the Meeting and any adjournments or postponements thereof. The Company’s board of directors recommends a vote “FOR” the matters set forth in the notice.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting. Accordingly, after reading the enclosed Notice of Annual General Meeting of Shareholders and accompanying Proxy Statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card.

We look forward to seeing as many of you as can attend the Meeting.

Very truly yours, /s/ Jeff Horing, Chairman of the Board of Directors

monday.com Ltd.
6 Yitzhak Sadeh St.
Tel Aviv-Yafo 6777506, Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Annual General Meeting of Shareholders (the “Meeting”) of monday.com Ltd. (the “Company,” “we” or “our”) will be held at 6:00 p.m., Israel time, on July 28, 2022, at the Company’s offices at 6 Yitzhak Sadeh St., Tel Aviv, Israel, for the following purposes:

1.	to re-elect Mr. Roy Mann as a Class I director, to serve until the Company’s annual general meeting of shareholders in 2025, and until his successor is duly elected and qualified; and

2.
to re-appoint Brightman, Almagor and Zohar, a member firm of Deloitte Touche Tohmatsu Limited, as our independent registered public accounting firm for the year ending December 31, 2022 and until the next annual general meeting of shareholders, and to authorize the Company’s board of directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

In addition to considering and voting on the foregoing proposals, members of the Company’s management will be available at the Meeting to discuss the consolidated financial statements of the Company for the fiscal year ended December 31, 2021.

Our board of directors unanimously recommends that you vote “FOR” each of the above proposals, which are described in the accompanying proxy statement.

The affirmative vote of the holders of a majority of the voting power represented and voting in person or by proxy is required to approve each of the Proposals.

We know of no other matters to be submitted at the Meeting other than as specified herein. If any other business is properly brought before the Meeting, the persons named as proxies may vote in respect thereof in accordance with their best judgment.

Shareholders of record at the close of business on June 27, 2022 are entitled to vote at the Meeting.

A proxy statement describing the matters to be voted upon at the Meeting along with a proxy card enabling the shareholders to indicate their vote on the matter will be available on or about June 21, 2022, to all shareholders entitled to vote at the Meeting. Such proxy statement will also be furnished to the SEC under cover of Form 6-K and will be available at https://ir.monday.com/ and on the SEC’s website at www.sec.gov. Proxies must be submitted to Broadridge Financial Solutions (“Broadridge”) no later than 11:59 p.m. ET on July 27, 2022, or to our offices no later than 8:00 a.m. (Israel time) on July 28, 2022. Shareholders who hold their shares in “street name,” meaning in the name of a bank, broker or other record holder, must either direct the record holder of their shares on how to vote their shares or obtain a legal proxy from the record holder to vote the shares at the Meeting on behalf of the record holder. You should follow the directions provided by your bank, broker or other nominee regarding how to instruct them to vote your shares.

Tel-Aviv, Israel June 21, 2022	By Order of the Board of Directors, /s/ Jeff Horing, Chairman of the Board of Directors

monday.com Ltd.
6 Yitzhak Sadeh St.
Tel Aviv-Yafo 6777506, Israel

PROXY STATEMENT

This Proxy Statement is being furnished to the holders of ordinary shares, no par value (“Shares”), of monday.com Ltd. (“Company,” “we” or “our”) in connection with the solicitation of proxies on behalf of the board of directors of the Company (“Board of Directors”) for use at the Annual General Meeting of shareholders (“Meeting”) to be held at 6:00 p.m., Israel time, on July 28, 2022, at the Company’s offices at 6 Yitzhak Sadeh St., Tel Aviv, Israel, or at any adjournments or postponements thereof, pursuant to the accompanying notice of meeting (“Notice”).

At the Meeting, the shareholders will be asked to consider and vote on the following matters:

1.	to re-elect Mr. Roy Mann as a Class I director, to serve until the Company’s annual general meeting of shareholders in 2025, and until his successor is duly elected and qualified; and

2.
to re-appoint Brightman, Almagor and Zohar, a member firm of Deloitte Touche Tohmatsu Limited, as our independent registered public accounting firm for the year ending December 31, 2022 and until the next annual general meeting of shareholders, and to authorize the Board of Directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

 In addition to considering the foregoing proposals (“Proposals”), the Company’s shareholders will have the opportunity to hear from representatives of the Company’s management, who will be available at the Meeting to review and discuss with shareholders the consolidated financial statements of the Company for the year ended December 31, 2021.

Board Recommendation

Our Board of Directors unanimously recommends that you vote “FOR” each of the above Proposals, which are described below.

Record Date

Only shareholders of record at the close of business on June 27, 2022, the record date for the Meeting, are entitled to notice of, and to vote at, the Meeting and any adjournments or postponements thereof. All shareholders are cordially invited to attend the Meeting in person. Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed proxy card and return it promptly in the pre-addressed envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card. As of May 31, 2022, the Company had outstanding 45,085,307 Shares, each of which is entitled to one vote on each of the matters being voted on at the Meeting

Quorum and Adjournment

Pursuant to our amended and restated articles of association, the quorum required for general meetings of shareholders must consist of at least two shareholders present in person or by proxy (including by voting deed) holding not less than 25% of our voting rights. A meeting adjourned for lack of a quorum will generally be adjourned to the same day of the following week at the same time and place, or to such other day, time or place as indicated by our Board of Directors if so specified in the notice of the meeting. At the reconvened meeting, any number of shareholders present in person or by proxy shall constitute a lawful quorum.

Pursuant to our amended and restated articles of association, holders of our Shares have one vote for each Share held on all matters submitted to a vote before the shareholders at a general meeting.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner is present in person or by proxy at the Meeting but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner.  Banks, brokers or other nominees that hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. Absent specific instructions from the beneficial owner of the shares, however, banks, brokers or other nominees are not allowed to exercise their voting discretion with respect to any proposals that are considered non-routine. Proposal No. 1, the re-election of our Class I director, is considered to be non-routine, and Proposal No. 2, the re-appointment of independent auditors and authorization of the Board of Directors to fix their remuneration is considered to be routine. Thus, if you hold your Shares in “street name” and do not provide your bank, broker or other nominee with specific instructions regarding how to vote on Proposal No. 1, your bank, broker or other nominee will not be permitted to vote your Shares on the Proposal, resulting in a “broker non-vote.”  Therefore, it is important for a shareholder that holds Shares through a bank, broker or other nominee to instruct its bank, broker or other nominee how to vote its Shares, if the shareholder wants its Shares to count for all Proposals.

Required Vote

The affirmative vote of the holders of a majority of the voting power represented and voting in person or by proxy is required to approve each of the Proposals.

Apart from for the purpose of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote. Abstentions will not be treated as either a vote “FOR” or “AGAINST” a matter.

On each matter submitted to the shareholders for consideration at the Meeting, only Shares that are voted on such matter will be counted toward determining whether shareholders approved the matter. Shares present at the Meeting that are not voted on a particular matter (including broker non-votes) will not be counted in determining whether such matter is approved by shareholders.

Voting Procedures

Registered Shareholders

Shareholders registered in the Company’s shareholders register (“Registered Shareholders”) may vote their Shares by attending the Meeting and voting their Shares in person, or by completing the enclosed proxy card, signing and dating it and mailing it either in the enclosed postage prepaid envelop or to the Company’s offices. Registered Shareholders who vote their Shares by proxy must also provide the Company with a copy of their identity card, passport or certificate of incorporation, as the case may be.

Beneficial Owners

Shareholders who hold their Shares in “street name” meaning in the name of a bank, broker or other nominee, through Cede & Co., referred to as beneficial owners, must either direct the record holder of their Shares how to vote their Shares or obtain a legal proxy from the record holder to vote at the Meeting on behalf of the record holder, together with a proof that such record holder held the Shares on the record date. If you are a beneficial owner whose Shares are held through a bank, broker or other nominee, you should follow the directions provided by your bank, broker or other nominee regarding how to instruct them to vote your Shares.  It is important for a shareholder that holds Shares through a bank, broker or other nominee to instruct its bank, broker or other nominee how to vote if the shareholder wants its Shares to be voted on the Proposals.

Note for Shareholders Voting via Proxy Card

Shareholders who vote their Shares via proxy card may use the form of proxy and the return envelope enclosed. Shares represented by executed and unrevoked proxies will be voted at the Meeting. If a shareholder instructs in a proxy to abstain from voting on a specific proposal, such Shares shall not be counted in calculating the percentage of affirmative votes required for approval of such proposal (although, as described under “Quorum” above, they will be counted for the purpose of determining a quorum).

Revocation of Proxies

Shareholders may revoke their proxies at any time before the effective exercise thereof by returning a later-dated proxy card or by voting their Shares in person at the Meeting if such Shareholders are the record holders of the Shares and can provide evidence of such (i.e., a copy of certificate(s) evidencing their Shares).

Meeting Agenda

In accordance with the Israeli Companies Law 5759-1999, and regulations promulgated thereunder (“Companies Law”), any shareholder of the Company holding at least one percent of the outstanding voting rights of the Company for the Meeting may submit to the Company a proposed additional agenda item for the Meeting, to the Company’s offices, c/o Ms. Shiran Nawi, General Counsel, at 6 Yitzhak Sadeh St., Tel Aviv, Israel, no later than June 28, 2022. To the extent that there are any additional agenda items that the Board of Directors determines to add as a result of any such submission, the Company will publish an updated agenda and proxy card with respect to the Meeting, no later than July 5, 2022, which will be furnished to the SEC on Form 6-K, and will be made available to the public at https://ir.monday.com/ and on the SEC’s website at http://www.sec.gov.

Voting Results

The final voting results will be tallied by the Company’s General Counsel and Secretary based on the information provided by Broadridge Financial Solutions (“Broadridge”) or otherwise and will be published following the Meeting on a Form 6-K that will be furnished to the SEC and will be made available to the public at https://ir.monday.com/.

Proxy Solicitation

Management and the Board of Directors are soliciting proxies for use at the Meeting. Proxies will be made available to shareholders on or about June 21, 2022 and will be solicited primarily by mail; however, additional solicitations may be made by telephone, facsimile or other means of contact by certain directors, officers, employees or agents of the Company, none of whom will receive additional compensation therefor. The entire expense of solicitation, including the cost of preparing, printing, assembling and mailing the proxy materials will be borne by the Company. The Company will also reimburse the reasonable expenses of brokerage firms and others for forwarding materials to beneficial owners of Shares.

Proxies must be submitted to Broadridge no later than 11:59 p.m. ET on July 27, 2022, or to our offices at 6 Yitzhak Sadeh St., Tel Aviv, Israel, to the attention of Ms. Shiran Nawi, General Counsel, no later than 8:00 a.m. (Israel time) on July 28, 2022. Proxies delivered to the Company or to Broadridge following such time will be presented to the chairperson of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies.

Availability of Proxy Materials

Copies of the proxy card, the Notice of the Annual General Meeting of Shareholders and this Proxy Statement are available at https://ir.monday.com/. The contents of that website are not a part of this Proxy Statement.

BENEFICIAL OWNERSHIP OF SECURITIES
BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our Shares, as of May 31, 2022, by:

•	each person or entity known by us to own beneficially 5% or more of our outstanding Shares; and

•	all of our executive officers and directors as a group.

Beneficial ownership of Shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power.  The percentage ownership of each such person is based on 45,085,307 Shares outstanding as of May 31, 2022 and includes the number of Shares underlying options and warrants that are exercisable within 60 days from the date of May 31, 2022.  Shares subject to these options and warrants are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options and warrants, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person.

All of our shareholders, including the shareholders listed below, have the same voting rights attached to their Shares. Neither our principal shareholders nor our directors and executive officers have different or special voting rights with respect to their Shares. Unless otherwise noted below, the address of each shareholder listed below is 6 Yitzhak Sadeh St., Tel Aviv-Yafo 6777506, Israel.

Name	Number of Shares	Percentage

Principal Shareholders
Insight Partners(1)	13,907,278	30.8%
Sonnipe Limited(2)	4,511,068	10.0%
Stripes(3)	2,587,943	5.7%
T. Rowe Price Associates Inc. (4)	2,622,976	5.8%

Directors and Executive Officers
Roy Mann	5,876,191	13.0%
Eran Zinman (5)	2,267,317	4.8%
Eliran Glazer (6)	27,845	*
Daniel Lereya (7)	71,240	*
Yoni Osherov (8)	63,580	*
Shiran Nawi (9)	43,369	*
Avishai Abrahami (10)	1,473,316	3.3%
Aviad Eyal	368,862	*
Jeff Horing	340	*
Ronen Faier	227	*
Gili Iohan	227	*
All directors and executive officers as group (11 persons)	10,183,913	22.3%
_____________

* Less than 1%

(1)
Based on the Schedule 13G filed by Insight Venture Partners IX, L.P. with the SEC on February 11, 2022, includes: (i) 5,949,910 Shares held of record by Insight Venture Partners IX, L.P. (“Insight IX LP”), (ii) 118,897 Shares held of record by Insight Venture Partners IX (Co-Investors), L.P. (“Insight Co-Investors”), (iii) 2,956,526 Shares held of record by Insight Venture Partners (Cayman) IX, L.P. (“Insight Cayman”), (iv) 630,319 Shares held of record by Insight Venture Partners (Delaware) IX, L.P. (“Insight Delaware”), (v) 407,799 Shares held of record by Grace Software Cross Fund Holdings, L.P. (“Grace”) and (vi) 3,843,827 Shares held of record by IG Aggregator, L.P. (“IGA”). Insight Holdings Group, LLC (“Holdings”) is the sole shareholder of each of Insight Venture Associates IX, Ltd. (“IVA IX Ltd.”), Insight Venture Associates X, Ltd. (“IVA X Ltd.”) and Insight Associates XI, Ltd. (“IA XI Ltd.”). IVA IX Ltd. is the general partner of Insight Venture Associates IX, L.P. (“IVA IX LP”), which is the general partner of Insight IX, LP, Insight Cayman, Insight Delaware and Insight Co-Investors (collectively “Fund IX”). IVA X Ltd. is the general partner of Insight Venture Associates X, L.P. (“IVA X LP”), which is the general partner of IGA. IA XI Ltd. is the general partner of Insight Associates XI, L.P. (“IA XI LP”), which is the manager of Grace Software Holdings II GP, LLC (“Grace LLC”). Grace LLC is the general partner of Grace. The address of each of the reporting persons is c/o Insight Partners, 1114 Avenue of the Americas, 36th Floor, New York, New York 10036.

(2)
Pursuant to information provided to the us by Sonnipe Limited, represents 4,511,068 Shares held by Sonnipe Limited. The address for this entity is Clinch's House, Lord St, Douglas, Isle of Man, IM99 1RZ.

(3)
Based on the Schedule 13G filed by Stripes Holdings LLC with the SEC on February 14, 2022, includes (i) 862,648 Shares held of record by Stripes III Offshore AIV, LP (formerly SG Growth Partners III Offshore AIV, LP) (“Stripes III”) and (ii) 1,725,295 Shares held of record by Stripes IV Offshore AIV, LP (formerly SG Growth Partners IV Offshore AIV, LP) (“Stripes IV” and together with Stripes III, “Stripes”). Stripes III is controlled by its general partner, Stripes GP III, LLC, which is controlled by its managing member, Stripes Holdings, LLC (“Stripes Holdings”). Stripes IV is controlled by its general partner, Stripes GP IV, LLC, which is controlled by its managing member, Stripes Holdings. The address of each of the reporting persons is c/o Stripes, LLC, 402 West 13th St. New York, NY 10014.

(4)
Based on the Schedule 13G filed by T. Rowe Price Associates Inc. with the SEC on February 14, 2022, T. Rowe Price Associates Inc. may be deemed to have sole voting power with respect to 743,180 Shares and sole dispositive power with respect to 2,622,976 Shares. The address of T. Rowe Price Associates, Inc is 100 E. Pratt Street, Baltimore, MD 21202.

(5)	Consists of 2,267,317 Shares subject to options held by Eran Zinman that are exercisable within 60 days of May 31, 2021.
(6)	Consists of 295 Shares held of record and 27,550 Shares subject to options held by Eliran Glazer that are exercisable within 60 days of May 31, 2021.
(7)	Consists of 295 Shares held of record and 70,945 Shares subject to options held by Daniel Lereya that are exercisable within 60 days of May 31, 2022.
(8)	Consists of 295 Shares held of record and 63,285 Shares subject to options held by Yoni Osherov that are exercisable within 60 days of May 31, 2022.
(9)	Consists of 196 Shares held of record and 43,173 Shares subject to options held by Shiran Nawi that are exercisable within 60 days of May 31, 2022.
(10)
Consists of (i) 360,166 Shares held of record by Avishai Abrahami, (ii) 99,500 Shares subject to options held by Avishai Abrahami that are exercisable within 60 days of May 31, 2022, and (iii) 1,013,650 Shares held of record by Wix.com Ltd. Avishai Abrahami is the Chief Executive Officer and Co-Founder of Wix.com Ltd. and may therefore be deemed to be the indirect beneficial owner of the Shares owned directly by Wix.com Ltd.

COMPENSATION OF EXECUTIVE OFFICERS

For information concerning the annual compensation earned during 2021 by our five most highly compensated executive officers see Item 6.B. of our Annual Report on Form 20-F for the year ended December 31, 2021, as filed with the SEC on March 16, 2022 (the “Annual Report”), a copy of which is available on our website at https://ir.monday.com/.

ENVIRONMENTAL, SOCIAL, AND GOVERNANCE

Our culture is why we win. Our culture is more than a catchphrase or a poster on a wall. It is what we do. It is how we act. Our culture is the ‘monday.com way.’

•
Transparency and Trust. Transparency, data accessibility, and trust allow us to reduce complexity, ensure that we are all working towards the same goal, and increase accountability and ownership. Transparency is a tool that helps us harness our collective intelligence and eliminate politics and bureaucracy.

•
Customer-Centricity.  We have achieved leading benchmarks for customer service, answering tickets faster than the average industry response time. We prioritize customer satisfaction over our potential short-term gains, and we believe that when our customers win, we win.

•
Product-first. We believe that a product should work for the customer and not the other way around. Every feature is designed to be intuitive and accessible, as evidenced by the fact that more than 70% of our customers work in traditionally non-tech industries.

•
Ownership and Impact. We empower our employees to make their own decisions so that they can maximize their impact. We believe autonomy allows our employees to move faster, be more efficient and learn from their own mistakes.

•
Speed and Execution. Speed is the key to success in everything we do. We constantly push the tempo to learn fast, gain a first-mover advantage and deliver quickly. As we continue to scale, our ability to execute and adapt quickly will continue to give us a competitive edge.

Diversity and Inclusivity. Diversity, belonging, and inclusion are rooted in the core of our Company. We celebrate individuality together as a team. We’ve embedded diversity and inclusivity within the Company’s values, but also within the platform, providing a user experience open to everyone.

Environmental, Social and Governance (“ESG”). ESG matters are of the utmost importance to who we are as a Company, and we are committed to applying the ‘monday.com way’ to meet the challenges and opportunities that arise within the ESG space. To this extent we have a dedicated ESG committee of the Board of Directors which is charged in overseeing our ESG efforts. We have also recently launched a dedicated website https://monday.com/p/ESG, where we will be highlighting and sharing our ongoing ESG projects. Additionally, we will publish our first annual ESG report on this website, which will provide a deep dive into our ESG philosophy and framework. The contents of our website and the ESG report are not a part of this Proxy Statement.

For more information regarding our Board of Directors, its committees and our corporate governance practices, see Item 6.C. “Directors, Senior Management and Employees—Board Practices” of our Annual Report.

PROPOSAL NO. 1

RE-ELECTION OF OUR CLASS I DIRECTOR

Background

Our directors who are not external directors are divided among the three classes as follows:

•	the Class I director is Roy Mann;

•	the Class II directors are Eran Zinman and Aviad Eyal, and their terms will expire at our annual general meeting of shareholders to be held in 2023; and

•	the Class III directors are Avishai Abrahami and Jeff Horing, and their term will expire at our annual general meeting of shareholders to be held in 2024.

At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class will be for a term of office that expires on the date of the third annual general meeting following such election or re-election.

At the Meeting, shareholders will be asked to re-elect Roy Mann. Roy Mann chairs our Environmental, Social and Governance Committee. He is also a Co-Founder of the Company and serves as our Co-CEO.

If re-elected at the Meeting, Roy Mann will serve until the 2025 annual general meeting of shareholders, and until his successor has been duly elected and qualified, or until his office is vacated in accordance with our Articles of Association or the Companies Law.

In accordance with the Companies Law, Roy Mann has certified to us that he meets all the requirements of the Companies Law for election as a director of a public company, and possesses the necessary qualifications and has sufficient time to fulfill his duties as a director of monday.com, taking into account the size and special needs of monday.com.

During 2021, Roy Mann attended 100% of the meetings of our Board of Directors and its committees on which he served.

The Nominating Committee of our Board of Directors recommended that Roy Mann be re-elected at the Meeting as a Class I director for a term to expire at the 2025 annual general meeting of shareholders, and until his successor has been duly elected and qualified, or until his office is vacated in accordance with our articles of association or the Companies Law.  Our Board of Directors approved this recommendation.

Biographical information concerning Roy Mann is set forth below:

Roy Mann is our Co-Founder and has served as our Co-Chief Executive Officer since June 1, 2012. Mr. Mann has also served as a member of our Board of Directors since February 2012. Mr. Mann previously served as a senior technology leader at Wix.com Ltd. (Nasdaq: WIX), from 2010 to 2012. Mr. Mann is also the Co-Founder of and led the technology vision and operation at SaveAnAlien.com, from 2006 to 2010. Mr. Mann holds a B.A. in Computer Science from the Interdisciplinary Center Herzliya, Israel.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that Roy Mann be re-elected as a Class I director, to serve until the 2025 annual general meeting of shareholders and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Companies Law.”

The Board of Directors unanimously recommends a vote FOR approval of the foregoing resolution.

PROPOSAL NO. 2

 RE-APPOINTMENT OF INDEPENDENT AUDITORS
AND AUTHORIZATION OF THE BOARD OF DIRECTORS TO FIX THEIR REMUNERATION

Background

Our audit committee and Board of Directors have approved the appointment of Brightman, Almagor and Zohar, a member firm of Deloitte Touche Tohmatsu Limited, as our independent registered public accountants for the year ending December 31, 2022, subject to the approval of our shareholders.

The following table sets forth the total fees that were paid by the Company and its subsidiaries to the Company’s independent auditors, Brightman, Almagor and Zohar, a member firm of Deloitte Touche Tohmatsu Limited, in each of the previous two fiscal years:

	2021	2020
	(in thousands)
Audit fees(1)	$450	$650
Audit-related fees(2)	800	40
Tax fees(3)	124	248
All other fees(4)	-	-
Total	$1,374	$938

(1)
“Audit fees” consist of professional services provided in connection with the audit of our annual consolidated financial statements and the review of our unaudited quarterly consolidated financial statements.

(2)	“Audit-related fees” consist of services in connection with our Initial Public Offering.
(3)
“Tax fees” consist of fees for professional services for tax compliance, tax advice, and tax audits. These services include consultation on tax matters and assistance regarding federal, state, and international tax compliance.

(4)	“All other fees” consist of all other fees in the years ended December 31, 2021 and 2020 related to services in connection with non-audit compliance and review work.

Our audit committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services. Pursuant to this policy, which is designed to ensure that such engagements do not impair the independence of our auditors, the audit committee pre-approves each type of audit, audit-related, tax and other permitted services, subject to the ability of the audit committee to delegate certain pre-approval authority to one or more of its members. All audit and non-audit services provided by our auditors in 2021 and 2020 were approved in accordance with our policy.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to re-appoint Brightman, Almagor and Zohar, a member firm of Deloitte Touche Tohmatsu Limited, as the Company’s independent registered public accounting firm for the year ending December 31, 2022 and until the next annual general meeting of shareholders, and to authorize the Company’s Board of Directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors in accordance with the volume and nature of their services.”

The Board of Directors unanimously recommends a vote FOR approval of the foregoing resolution.

PRESENTATION AND DISCUSSION OF AUDITED CONSOLIDATED FINANCIAL STATEMENTS

In addition to considering the foregoing agenda items at the Meeting, we will also present our audited consolidated financial statements for the fiscal year ended December 31, 2021. A copy of the Annual Report, including the audited consolidated financial statements for the year ended December 31, 2021, is available for viewing and downloading on the SEC’s website at www.sec.gov as well as on the “Investor Relations” section of our Company’s website at https://ir.monday.com.

OTHER BUSINESS

The Board of Directors is not aware of any other business to be acted upon at the Meeting. However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

The prompt return of your proxy will be appreciated and helpful in obtaining the necessary vote. Therefore, whether or not you expect to attend the Meeting, please sign the proxy card provided herewith and return it in the enclosed envelope, so that it is received by Broadridge no later than 11:59 p.m. ET on July 27, 2022. Alternatively, you may vote by telephone or over the Internet in accordance with the instructions on your proxy card.

ADDITIONAL INFORMATION

The Company’s filings with the SEC, including information regarding the Company’s quarterly business and financial results, are available for viewing and downloading on the SEC’s website at www.sec.gov, as well as under the Investor Relations section of the Company’s website at https://ir.monday.com/. Shareholders may download a copy of these documents without charge at https://ir.monday.com/.

The Company is subject to the information reporting requirements of the Exchange Act, applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

By Order of the Board of Directors,

/s/ Jeff Horing,
Chairman of the Board of Directors

June 21, 2022